Delisting Determination, The Nasdaq Stock Market, LLC,
April 28, 2020, Sophiris Bio, Inc. The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common shares of Sophiris Bio, Inc. (the Company), effective at the opening of the trading session on May 8, 2020.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(b)(2). The Company was notified of the Staff determination on September 6, 2019.
The Company appealed the determination to a Hearing Panel on September 12, 2019. On October 21, 2019, the Company granted an exception to the Company. On December 3, 2019, Staff notified the Company of an additional delist determination for failure to comply with Listing Rule 5550(a)(2).
On March 10, 2020, upon review of the matter, the Panel issued a decision denying the Company continued listing and notified the Company that trading in the Company securities would be suspended on March 12, 2020.
The Listing Council did not call the matter for review.
The Staff determination to delist the Company became final on April 24, 2020.